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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                               SHOP AT HOME, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   825066 30 1
                                 (CUSIP Number)

                             C. Michael Norton, Esq.
                             Wyatt, Tarrant & Combs
                                   Suite 1500
                                511 Union Street
                               Nashville, TN 37219
                                 (615) 244-0020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 5, 1997
                                November 11, 1997
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


         Check the following box if a fee is being paid with this statement. [ ]


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
                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person................................................................SAH Holdings, L.P.

         S.S. or I.R.S. No. of
         above person....................................................................................62-1539757

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................................................(a) X

                (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions).....................................................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization..................................................................................Tennessee

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power...............................................................................*
         (8)      Shared voting power.............................................................................*
         (9)      Sole dispositive power..........................................................................*
         (10)     Shared dispositive power........................................................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................................................*

(14)     Type of reporting person................................................................................PN

*See Item 5 below.

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



                             CUSIP NO. - 825066 30 1
(1)      Name of reporting person......................................................................J.D. Clinton

         S.S. or I.R.S. No. of
         above person...............................................................................SSN ###-##-####

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................................................(a) X

                (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions).....................................................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization........................................................................................USA

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power...............................................................................*
         (8)      Shared voting power.............................................................................*
         (9)      Sole dispositive power..........................................................................*
         (10)     Shared dispositive power........................................................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................................................*

(14)     Type of reporting person................................................................................IN

*See Item 5 below.


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

                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person...................................................Global Network Television, Inc.

         S.S. or I.R.S. No. of
         above person....................................................................................62-1539759

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................................................(a) X

                (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions).....................................................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization..................................................................................Tennessee

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power...............................................................................*
         (8)      Shared voting power.............................................................................*
         (9)      Sole dispositive power..........................................................................*
         (10)     Shared dispositive power........................................................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................................................*

(14)     Type of reporting person................................................................................CO

*See Item 5 below.


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



                             CUSIP NO. - 825066 30 1

(1)      Name of reporting person....................................................................W. Paul Cowell

         S.S. or I.R.S. No. of
         above person...............................................................................SSN ###-##-####

(2)      Check the appropriate box
         if a member of a group
         (see instructions)...................................................................................(a) X

                (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions).....................................................................N/A

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization........................................................................................USA

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power...............................................................................*
         (8)      Shared voting power.............................................................................*
         (9)      Sole dispositive power..........................................................................*
         (10)     Shared dispositive power........................................................................*

(11)     Aggregate amount beneficially
         owned by each reporting person...........................................................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)................................................................................X

(13)     Percent of class represented
         by amount in Row (11)....................................................................................*

(14)     Type of reporting person................................................................................IN

*See Item 5 below.


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         The purpose of this amendment is to report the sale of certain shares of Common Stock of Issuer by Mortgage Funding Corporation and the exercise of certain warrants to acquire shares of Common Stock of Issuer by Global Network Television, Inc. Items 4 and 5 of the Schedule 13D are amended and restated in their entirety as follows.

CUSIP No. 825066 30 1

Item 4. Purpose of Transaction

         See Item 5 below concerning the rights of the reporting persons to acquire shares of the common stock of the Issuer, which rights may be exercised in the future to acquire securities of the Issuer.

         On November 5, 1997, Mortgage Funding Corporation, a Tennessee corporation wholly owned by J.D. Clinton, sold 100,000 shares of Common Stock of the Issuer in a private transaction.

         On November 11, Global Network Television, Inc., exercised certain warrants and acquired a total of 200,000 shares of Common Stock from the Issuer for a total purchase price of $227,000. The exercised warrants represent a portion of the warrants issued to Global Network Television, Inc., by the Issuer on August 6, 1993 and September 15, 1993 giving the holder the right to purchase a total of 742,500 shares of Common Stock of the Issuer. The warrants expire on June 30, 2001. The current exercise price is $1.135 per share and the exercise price increases by 13.5% on each anniversary date of the issuance of the warrant.

         W. Paul Cowell has recently proposed the sale of 60,400 shares of common stock held by him through his broker-dealer. As of the filing of this
Schedule 13D Amendment No. 11, none of the 60,400 shares had been sold.

         Except as stated above, or as disclosed in Item 5 below, none of the reporting persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the




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Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         a.       Beneficial Interest:                        SAH Holdings, L.P.
                                                              Global Network Television, Inc.
                                                              J.D. Clinton(1)

                  i.       Owned                                       2,759,640(2)             (23.6%)
                           Right to Acquire                            2,670,560(3)             (19.2%)

                  ii.      Sole Voting Power                             885,000(4)              (7.2%)
                           Shared Voting Power                         5,103,600(5)             (38.1%)
                           Sole Dispositive Power                      4,934,840(6)             (35.4%)
                           Shared Dispositive Power                      495,360(7)              (4.2%)


(1) J.D. Clinton ("Clinton") is the sole shareholder of Global Network Television, Inc. ("Global"), and Global is the sole general partner of SAH Holdings, L.P. ("SAH"), a limited partnership. Clinton, Global, and SAH are reported as a group hereunder.

(2) SAH is the owner of 2,399,840 shares; 126,500 are held by Clinton in his individual name; 6,800 shares are owned by Clinton's wife; 206,000 shares are owned by Global; and 20,500 are held by two Clinton family trusts.

(3) SAH holds warrants to purchase a total of 1,650,000 shares. Global holds warrants to purchase a total of 542,500 shares. SAH has an option to acquire 468,060 shares from W. Paul Cowell ("Cowell"). Clinton has an option to acquire 10,000 shares from the Issuer.

(4) These shares are made up of the following: 542,500 shares which would be owned by Global if it exercises its warrants, 206,000 shares owned by Global, 126,500 shares owned by Clinton, and 10,000 shares owned by Clinton if he exercises his option.

(5) Pursuant to a Stock Purchase Agreement, dated June 9, 1993, SAH and Cowell have agreed to vote their shares together for the election of Clinton as a director of the Issuer, for the election of a slate of one-half of the number of the remaining directors designated by SAH, and for the election of the remaining one-half designated by Cowell. The shares subject to this joint voting agreement are made up of the following: 2,399,840 shares owned by



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SAH, 1,650,000 shares which would be owned by SAH if it exercises its warrants,
881,516 shares owned by Cowell, 134,944 shares owned by a charitable remainder trust ("Trust") established by Cowell and for which he is the current income beneficiary, and 10,000 shares owned by Cowell if he exercises an option issued by the Issuer to purchase such shares. This joint voting agreement terminates upon the purchase of the 468,060 shares from Cowell by SAH pursuant to its option. In addition, Mr. Clinton shares the right to vote 6,800 shares owned by his wife and 20,500 shares owned by the Clinton family trusts.

(6) These shares are made up of the following: 2,399,840 shares owned by SAH, 1,650,000 shares which would be owned by SAH if it exercises its warrants, 542,500 shares which would be owned by Global if it exercises its warrants, 206,000 shares owned by Global, 126,500 shares owned by Clinton, and 10,000 shares owned by Clinton if he exercises his option.

(7) Shares owned by Cowell for which an option has been granted to SAH, and shares held by Clinton's wife and the family trusts.




 b.  Beneficial Interest:                     W. Paul Cowell

     i.       Owned                                    1,026,460(8)       (8.8%)
              Right to Acquire                                 0          (0.0%)

     ii.      Sole Voting Power                                0          (0.0%)
              Shared Voting Power                      5,076,300(9)      (37.9%)
              Sole Dispositive Power                     423,456(10)      (3.6%)
              Shared Dispositive Power                   603,004(11)      (5.1%)


(8) Made up of 881,516 owned by Cowell and 134,944 owned by the Trust, and 10,000 shares owned by Cowell if he exercises an option issued by the Issuer.

(9) All shares described in Note 5 above with the exception of the shares owned by Clinton's wife and the Clinton family trusts.

(10) Made up of the 881,516 shares owned by Cowell less the 468,060 shares subject to the option of SAH to purchase, and 10,000 shares subject to an option of Mr. Cowell.

(11) Made up of the 468,060 shares subject to the option of SAH to purchase and 134,944 shares owned by the Trust in which Cowell has a limited ability to change one of the beneficiaries.


         c. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock in the



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past sixty days, except with respect to the transactions described in Item 4. and in Amendment No. 10 to this Schedule 13D.





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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                         SAH HOLDINGS, L.P.

                                         By: GLOBAL NETWORK TELEVISION, INC.


Date: November 19, 1997                  By:/s/ Dan Jackson
                                            --------------------------------
                                            Dan Jackson, President



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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                         GLOBAL NETWORK TELEVISION, INC.


Date: November 19, 1997                  By:/s/ Dan Jackson
                                            ---------------------------
                                            Dan Jackson, President



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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: November 19, 1997                    /s/ W. Paul Cowell
                                               --------------------------
                                               W. Paul Cowell



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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: November 19, 1997                        /s/ J.D. Clinton
                                                   ----------------------
                                                   J.D. Clinton





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